Exhibit 99.1

Bitfarms to Deliver Strategy and Vision at
Analyst and Investor Day September 14th

- Provides webcast information to attend virtually -

Toronto, Ontario and Brossard, Québec (September 13, 2023) - Bitfarms Ltd. (NASDAQ: BITF//TSX: BITF), a global vertically integrated Bitcoin mining company, will hold its Analyst and Investor Day on September 14th, 2023, in New York City. The senior leadership team will provide a detailed review of Bitfarms’ strategy and vision as well as conduct interactive Q&A sessions.

Bitfarms Analyst and Investor Day Agenda

●	Fueling strategic and profitable growth:
President & CEO Geoff Morphy and CFO Jeff Lucas
●	Executing development initiatives:
Senior Vice President, Corporate Development Philippe Fortier
●	Capturing opportunity in Latin America:
General Manager, Latin American Operations Damian Luis Polla
●	Differentiating through miner procurement and management:
Chief Mining Officer Ben Gagnon
●	Delivering excellence in farm development and operations:
Senior Vice President, Operations and Infrastructure Benoit Gobeil
●	Leveraging MGMT proprietary software:
Director IT Guillaume Reeves
●	Implementing “BOW” Bitfarms Operating Way:
Operations Manager and LEAN Expert Nicolas Vilchez
●	Executing prudent financial strategy:
Chief Financial Officer Jeff Lucas
●	Initiating Hedging/HODL strategies:
Vice President, Risk Management Jeff Gao
●	Driving Sustainability:
Vice President, Tax and Sustainability Paul Magrath
●	Providing stability and structure through risk management:
VP Finance & Accounting Marc-Andre Ammann
●	Positioning for the Halving and beyond:
All participants

Join In Person

Register in person in advance here.

At Convene, 75 Rockefeller Plaza, New York City

●	8:00 – 9:00 am ET Continental breakfast

●	9:00 am - Noon ET Program

●	Noon ET Lunch

●	1:00 pm ET Conclusion

Webcast Registration

A webcast of the event, along with supporting materials, will be available on the company’s Investor Relations website at IR Calendar. If you have not done so, interested parties may register for the webcast in advance here:

Bitfarms Analyst & Investor Day Webcast Registration

A replay of the webcast and related presentation materials will also be made available following the conclusion of the event.

For more information, interested parties may contact LHA Investor Relations at bitfarms@lhai.com.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin mining company. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 operating farms and 2 farms in development located in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Contacts:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Noor Dar

+ 1 516-270-4009

mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

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